Direct Line: 212.859.8272

Fax: 212.859.4000

stuart.gelfond@friedfrank.com

September 18, 2015

Ms. Melissa Raminpour, Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios South American Logistics Inc.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 30, 2015

File No. 333-179250

Dear Ms. Raminpour:

This letter sets forth the response of Navios South American Logistics Inc. (the “Company”) to the comment letter, dated September 3, 2015, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”). This letter is being filed with Amendment No. 1 to the Company’s Form 20-F (the “Form 20-F/A”). In order to ease your review, the Company has repeated the comment in its entirety.

Form 20-F for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please revise the audit opinion to indicate, if true, that the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2014 and 2013, and their results of operations and their cash flows for each of the three years in the period ended December 31, 2014, are prepared “in conformity with accounting principles generally accepted in the United States of America”, not “the standards of the Public Company Accounting Oversight Board”. Refer to paragraph 35 of AU-C Section 700.

Response:

The Company has included the revised audit opinion on page F-2 of the Form 20-F/A in response to the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this filing, please do not hesitate to contact the undersigned at (212)-859-8272.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

cc:	Angeliki Frangou

Chairman, Navios South American Logistics Inc.

Ioannis Karyotis

Chief Financial Officer, Navios South American Logistics Inc.

Vasiliki Papaefthymiou

Executive Vice President—Legal, Navios South American Logistics Inc.

Claudio Pablo Lopez

Chief Executive Officer, Vice Chairman and Director, Navios South American Logistics Inc.

Anna Kalathakis, Secretary and Senior Vice President, Navios South American Logistics Inc.

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